October 11, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Edward M. Kelly

Re:	LSB Industries, Inc.
Amendment 1 to Registration Statement on Form S-1
Filed August 26, 2016
Response Dated September 9, 2016
File No. 333-212503

Ladies and Gentlemen:

Set forth below are the responses of LSB Industries, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2016, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-212503, initially filed on July 13, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified.

General

1.	Please request your auditor to revise its consent to clarify that the reports referenced are contained in the company’s Form 8-K filed August 26, 2016 and Form 10-K filed February 29, 2016.

RESPONSE:

In response to the Staff’s comment, the Company’s auditor has revised its consent to clarify that the reports referenced are contained in the Company’s Form 8-K filed August 26, 2016 and Form 10-K filed February 29, 2016.

2.	Please also revise your experts section to refer to the financial statements filed with your Form 8-K filed August 26, 2016.

RESPONSE:

In response to the Staff’s comment, the Company has revised the experts section to refer to the financial statements filed with the Company’s Form 8-K filed August 26, 2016.

3.	Please note that we will not take action to accelerate the effectiveness of the above-captioned registration statement until you resolve outstanding comments on your Form 10-K for the fiscal year ended December 31, 2015. The staff’s comments on your Form 10-K were issued under separate cover via letter dated September 8, 2016.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment.

*    *    *    *    *

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Robert L. Kimball at Vinson & Elkins L.L.P. at (214) 220-7860.

Very truly yours,

LSB INDUSTRIES, INC.

By:	/s/ Michael J. Foster
Michael J. Foster
Senior Vice President, General Counsel and Secretary